Exhibit 1

FOR IMMEDIATE RELEASE	01 SEPTEMBER 2016

WPP PLC (“WPP”)

Voting rights and Capital 31 August 2016

WPP confirms that its capital consists of 1,330,227,045 ordinary shares with voting rights.

WPP holds 46,677,624 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,283,549,421 shares.

The figure 1,283,549,421 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204